November 8, 2004

Mail Stop 04-09

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:	TriView Global  Fund, LLC
	Registration Statement on Form S-1
	Filed on October 8, 2004
	File No. 333-119655

Dear Mr. Pacult:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the courtesy copy version of your Form S-1 filed on October 8, 2004.

General

1. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19.D. of Guide 5. We may have further comment after we receive your materials.

2. The Commission no longer maintains public reference rooms in Chicago or New York. Please remove the references to these facilities from page i.
3. Please paginate the Edgar version of your registration statement.

4. Please provide supplementally copies of any graphics, charts, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff`s review of those items. For example, we note your references to graphics regarding trading programs on page 27.

5. Please expand your prospectus to include the information required by Item 403 of Regulation S-K, regarding security ownership.

Cover Page

6. It appears that you do not intend to appoint an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.
Disclose
the number of days until escrowed funds are returned if the minimum offering is not achieved.

Summary of the Offering

7. We note your third summary risk factor bullet point on page 2.
Please add a brief break-even analysis to the summary section of the prospectus.

8. If you have a web site, please include these web addresses in the summary. Further, we note your disclosure on page 20 referring to reimbursement for web site promotion used in connection with the solicitation and sale of membership interests. Please clarify here and in the "Plan For Sale of Membership Interests" section as to whether you or your principal selling agent will maintain websites for this purpose. Further, please detail whether you intend to allow investors to access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website.

The Fund, page 1

9. We refer to the fourth bullet point regarding your managing member. Please revise so that it identifies the fact that the individual managing member, Michael Pacult, is the sole principal of the corporate managing member.



Business Objectives, page 2

10. Please revise the third bullet point to provide an example or two of the "other financial instruments" to which you refer.

Summary Risk Factors, page 2

11. Please expand the seventh bullet point of your summary risk factor to clarify:
* whether continuing service fees may be higher than those charged by independent third parties;
* that individual managing member owns half of the principal selling agent; and
* whether the principals may trade in derogation of pool participant interests.
We note your conflict disclosure at the top of on page 11 and managing member disclosure on page 24. Provide similar clarification in the more detailed discussion of risk factors in the body of the prospectus.

12. Refer to the ninth bullet point. Please revise to briefly clarify whether you have any obligation to initially allocate the offering proceeds to any specific programs of the three trading advisors identified on page 3. If so, please provide a summary of these fixed obligations. Alternatively, state that you have no obligations to these CTAs.

Charges to the Fund, pages 2-3

13. Please revise the table to disclose the portion and price of the per round turn shared by introducing broker, Mt. Kemble Futures, that will be paid by the managing member to the futures commission merchants.

14. We note on page 15 that your managing member will advance the offering and organizational expenses to the registrant and the registrant will reimburse this advance. Contrarily, it appears in
Note 1 to the financial statements, that the obligation to reimburse on a delayed basis for offering and organization expenses will be conditional on selling the minimum-offering amount. Please revise your disclosure here to reconcile this apparent conflict.

Selection of Commodity Trading Advisors and Allocation of Equity, page 3

15. We note that you have initially chosen three CTAs. Please disclose what programs operated by these three CTAs will be employed to trade the proceeds from this offering, and briefly describe that program. We note your description of the CTAs and prior program performance later in the prospectus.


Redemptions, page 4

16. Supplementally, please provide a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Specifically address whether you intend to place any limit on the percentage of shares you may redeem. Refer to Rule 13e-4 and
Regulation 14E of the Exchange Act.

17. Based on your disclosure, it is unclear whether you intend to conduct the share redemption program during the one-year offering period of the shares being registered under this registration statement. If this is your intention, please tell us supplementally how the redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. Please advise us as to whether you will file an application for exemptive order regarding Rule 102 of Regulation M with the Division of Market Regulation. For guidance, please refer to the following No-Action
Letters: Inland Western Retail Estate Trust, Inc. (August 25,
2003),
T REIT, Inc. (June 4, 2001), CNL American Properties Fund, Inc.
(August 13, 1998).

18. While we note your cross-reference to the LLC Operating Agreement, Redemption section on page 41, please revise your disclosure here to summarize the material terms of the redemption, such as:
* that the redemption will be offered on both a first-come, first-serve and pro rata basis in the sole discretion of the managing member; and
* whether there is any limit on the percentage of shares you may redeem.

Diagram of Partnership Structure & Commissions TriView Global
Fund,
LLC, page 5

19. Please consider revising to include the ownership percentages of each entity listed. For example, please confirm that the investing public will acquire 99% of the registrant through this offering.

20. Please revise the table or include a footnote to disclose that Mr. Pacult is the sole stockholder, director, principal and officer of TriView Capital Management, Inc. and, as a result, he is the sole decision maker for the Fund. We note the disclosure on page 13, however, we believe this fact should be highlighted for investors in the summary.

21. Please revise the diagram to show all fees including sales commissions to be received by principal selling agent through an advance by the Managing Member and as part of the 4% continuing service fee.




The Risks You Face, page 6

Managing member and commodity trading advisors will serve other businesses and may not have adequate time to devote to the Fund, page
7

22. Please revise to quantify the number of other commodity pools the managing member, Michael Pacult, currently manages specifying how many of those are public commodity pools.

Managing member may settle IRS claim without your approval, whether or not it is in your best interests, page 10

23. Supplementally, please tell us whether Mr. Michael Pacult or Ms.
Shira del Pacult have previously settled IRS claims as managing members or general partners of other commodity pools.

Conflicts of Interest, page 10
Managing Member, the commodity trading advisors, the introducing broker, the futures commission merchant, the selling agents and their principals may trade for themselves and others, page 11

24. We note the last sentence of this risk factor whereby you state
that, "they could take their positions prior to the entry of positions they know will be placed for the Fund, although they stated
they will not do so."   Please revise this risk factor caption and
text to clearly convey to investors that despite a policy not to engage in such conduct, there is a material risk that your co-managing members, your principal selling agent and the others listed may trade in derogation of the pool participant interests.

Mr. Pacult has sole control over the time he will allocate to the management of the Fund, pages 11-12

25. In order to provide greater context as to the demands on Mr.
Pacult`s time, please revise to quantify the number of other pools or ventures Mr. Pacult currently manages.

No Resolution of Conflicts Procedures, page 12

26. We note your statement that you currently have no and will not establish any formal procedures in to resolve conflicts. Please revise to include any informal conflict resolution measures that are in place or may be established or whether you will resolve conflicts on an ad hoc basis.




Management`s Discussion and Analysis
The Advisory Contracts, page 13

27. Please clarify whether you have entered into or when you will enter into the Advisory Contracts and Powers of Attorney.

Expenses Per Unit of Membership Interest, page 14

28. Please revise or advise as to why you should not include the material components of your offering and organizational expenses including:
* $55,000 in offering and organizational expenses;
* $25,000 in offering expenses per $3,000,000 of new investment to be reimbursed by the Fund to the managing member after the thirteenth month of operation; and
* depositary fees for holding the minimum in a separate bank account for up to one year.

29. We note your disclosure that the incentive fees payable to both
the CTAs and general partner of new trading profits has not been included in your break-even analysis. Please either revise so that the impact of the incentive fees is reflected in your break-even analysis or tell us supplementally why you believe that not reflecting the impact of the incentive fees in your analysis is consistent with the Interpretive Notice relating to the preparation of a break-even analysis in accordance with NFA Compliance Rule 2-
13
issued by NFA`s Board of Directors. We further note your fee table on page 19; however, please tell us why you have not included a discussion these fees in the break-even analysis.

30. We refer to footnote (7) that indicates that, based on current interest rates, you expect to earn 4% annually in interest income on your deposits in T-Notes. Please provide us with supplemental support for your statement that current interest rates for short-term treasuries are 4%.

Charges to the Fund
Restrictions on Management Fees, pages 19-20

31. Noting your discussion of NASAA Guidelines for commodity pools, please disclose what circumstances may prompt the managing member to change the fees payable to the CTAs.

32. We note that you currently pay all three CTAs incentive fees equal to 22.71% of the new net profit they produce. This amount appears to exceed the 15% limit on incentive fees imposed by the NASAA guidelines. Please revise to clarify how you will adjust the incentive fees in order to comply with the NASAA guidelines.

Limited Liability, page 22

33. We note your statement that your legal counsel has opined that individual investors will not be subject to margin calls and cannot lose more than their original investment. Since this disclosure is based on an opinion of counsel, please identify counsel and file counsel`s consent to being named under this separate heading.

Use of Proceeds, page 22

34. Consistent with the disclosure in note 1 to the financial statements of the Fund, please revise the disclosure on page 22
(Use
of Proceeds) and elsewhere in the filing to clearly state that the Fund`s obligation to reimburse the managing member for organization and offering expenses is contingent on the offering.

Determination of the Offering Price, page 23

35. We note your statement that you set the initial value of each unit at $1,000, but you did not state why or how you arrived at this value. Since there is currently no established trading market for your units of membership interest, please revise to describe the various factors considered in determining this price. Refer to Item
505(a) of Regulation S-K.

Performance of Other Funds Managed by the Managing Member, page 25

36. We note your narrative disclosure of the prior performance of the
Bromwell Financial Fund and the Atlas Futures Fund on page 25.
Please revise to disclose when both programs closed their offerings.

37. Supplementally, tell us whether either program has experienced any major adverse business development or conditions other than replacing the CTA. See Item 8.A. of Guide 5.

The Commodity Trading Advisors, page 26

38. Please revise to provide updated prior performance capsule information for the same periods as practicable for each of your
CTAs: Forecast Trading Group, NuWave Investment and Adobe Asset Management. Currently, your last month of capsule performance disclosure is different for each CTA: March 2004, June 2004 and
August 2004, respectively.   Updated disclosure for the same most
recent period will provide easier comparability for investors.

39. Please revise to clarify whether Forecast Trading Group only has one trading program, the Forecast Portfolio, or there are multiple programs comprising this portfolio. If this portfolio represents more than one program, revise to describe each.
40. Since both NuWave and Adobe trade on multiple program platforms utilizing differing types of analyses, please tell us why you have not include capsule performance disclosure for each of NuWave`s and
Adobe`s programs. We note that Adobe`s FFDP and 5xFFDP only differ in the quantity traded.

Forecast Trading Group, LLC
Affiliated Weather Research Professionals, page 27

41. Please revise to clarify the number of years Messrs. Notis and Roemer have in forecasting Fortune 500 grain and energy companies in the U.S. Currently, it is unclear whether you refer to 2 or 25 years each.

The Futures Commission Merchant, page 32

The Introducing Broker, page 33

42. Please revise to describe whether Man Financial, Inc. and/or
Mt.
Kemble Futures, LLC are registered clearing brokers under the Exchange Act.

Federal Income Tax Aspects
Tax Opinion, page 34

43. Please revise to the first paragraph to remove the word
"believes" immediately preceding the bullet points. The disclosure must clearly state counsel`s opinion rather than counsel`s belief.

Plan for Sale of Membership Interests, page 41

44. Please provide us supplementally with a copy of the letter from
NASD granting you the Rule 2810 exemption.

Redemptions, page 41

45. Please revise to clarify whether there is any limit on the percentage of shares you may redeem. Also disclose how you define the effective date of the request.

The Selling Agent, page 41

46. Please revise to include the underwriting compensation table and associated disclosures required by Item 508(e) of Regulation S-K, including disclosure of the annual compensation to be paid to the selling agent. In addition, please disclose the compensation to be paid or reallowed to selling agents other than Futures Investment Company and to introducing brokers or other broker-dealers that participate in the offer and sale of the registered units. Refer to
Item 508(h) of Regulation S-K.
Subscription Procedure
Subscription Amounts, page 42

47. Please provide examples as to why the managing member in its sole discretion may lower the minimum purchase amount for some investors and not others below the $25,000 membership interest threshold, but not below $5,000.
Financial Statements

48. Please continue to monitor the updating requirements of Rule
3-12
of Regulation S-X.

49. We note on page 13 and elsewhere in the filing that Mr.
Michael
Pacult is the individual managing member of the Fund and the sole shareholder, director, principal, and officer of the corporate managing member. Please submit supplementally an unaudited balance sheet of the individual managing member as of a recent date prepared in accordance with AICPA guidelines (SOP 82-1).

50. Also, revise the registration statement to disclose the net worth of the individual managing member. If the individual managing member`s net worth is derived from material amounts of assets that are not readily marketable or if guarantees and contingencies are material, please make the appropriate disclosures.

Financial Statements of Triview Capital Management, Inc
Note 1 Nature of Business and Significant Accounting Policies
Principles of Consolidation

51. We note that Triview Capital Management, Inc. is not consolidating the Fund based on the temporary nature of its ownership interest. Please note that paragraph C2a of SFAS 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. Also, we note that the managing member uses the equity method to account for its investment in the Fund (note
2).
Please revise as appropriate to clarify the basis for this accounting and advise us.

52. We note the disclosure in note 5 to the financial statements of the Fund that management does not believe that a variable interest entity relationship exists between FIC, the corporate managing member and the Fund. Explain to us how you arrived at this FIN 46R accounting conclusion.

Note 2 Corporate Affiliations

53. We note your disclosure that Triview Capital Management, Inc has incurred $45,000 in organization and offering costs related to Triview Global Fund, LLC. Please explain how this amount reconciles to the $20,000 due from Triview Global Fund per the Triview
Capital
Management Balance Sheet and the $20,000 shown as due to affiliates per the Triview Global Fund Balance Sheet.

Statement of Additional Information

54. Please remove the language at the bottom of the first page, which indicates the date of the Statement of Additional Information.
Since
this section is part of the prospectus, the date on the prospectus cover page is sufficient.

55. Please refrain from designating information included in the Statement of Additional Information as "exhibits." The information in this section should be distinct from the exhibits to the registration statement. Provide similar clarification in the exhibit index included in Part II to the registration statement.

Part II of the S-1
Item 15. Recent Sales of Unregistered Securities, page 1

56. Please revise to include disclosure required by Item 15 of
Form
S-1.   Based on your structure chart on page 5 of Part I, it
appears
that the Managing Member and CPO own 1% of the fund.  Please revise
to reflect this prior sale.  For guidance, please refer to Item
701
of Regulation S-K.

Exhibits

Exhibit 5.01 Legal Opinion

57. Please have counsel revise its legal opinion to reflect the fact that the registration statement has been filed. The language currently in the opinion dated October 7, 2004 only anticipates that the registration statement will be filed. In order to use the registration statement as a basis for the opinion, it is not appropriate to refer to a registration statement not on file.

58. In the penultimate paragraph of this opinion on page 2 you state that you are only licensed in the State of Florida, but with the registrant`s permission you are opining on Delaware General Corporation Law and the LLC Act. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. While we generally accept that all lawyers are deemed capable of opining on Delaware law, we believe it is inappropriate to qualify your opinion as to the jurisdiction of Florida. Please provide a revised opinion that eliminates the carve out for counsel`s expertise.




Exhibit 8.01 Tax Opinion

59. We note that your tax opinion from counsel is dated October 7, 2004, prior to the filing of the registration statement, October 8,
2004.   Since this opinion refers to information found in the
registration statement to be filed, it does not appear counsel can confirm its opinion in a registration statement not yet filed at the time of the opinion`s issuance. Please have counsel refile the tax opinion with a more recent date.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at (202) 824-5356 or Jorge Bonilla at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.


      			Sincerely,



      			Karen J. Garnett
      			Assistant Director


Cc: 	William S. Scott, Esq. (via facsimile)
	The Scott Law Firm, P.A.
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TriView Global Fund, LLC
November 8, 2004
Page 1